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                                                                  Exhibit 3.2(a)

                             Chapman and Cutler LLP
                                 111 West Monroe
                                Chicago, IL 60603


                                December 18, 2003


Claymore Securities, Inc.
210 North Hale Street
Wheaton, Illinois  60187

The Bank of New York
101 Barclay Street
New York, New York  10286

     Re:         Claymore Securities Defined Portfolios, Series 166
                Preferred Tax-Advantaged Dividend Portfolio, Series 1
                -----------------------------------------------------

Gentlemen:

     We have acted as counsel to Claymore Securities Defined Portfolios, Series 166 (the "FUND"), in connection with the issuance of Units of fractional undivided interest in the Preferred Tax-Advantaged Dividend Portfolio, Series 1 (the "TRUST"), under a Reference Trust Agreement, dated December 18, 2003 (the "INDENTURE") between Claymore Securities, Inc., as Sponsor and Depositor, and The Bank of New York as Trustee and Evaluator.

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent. The opinions expressed herein assume that the Trust will be administered, and investments by the Trust from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. It is assumed that the Trust holds one or more of the following: (i) preferred stock in foreign and domestic corporations (the "EQUITY SECURITIES") and (ii) equity interests in real estate investment trusts (the "REIT SHARES"). All of the assets of the Trust are referred to herein as the "Trust Assets."

     We have not independently examined the assets to be deposited in and held by the Trust. However, although no opinion is expressed herein regarding such matters, for purposes of the opinion set forth below, it is assumed that (i) the Equity Securities qualify as equity for Federal income tax purposes and that, accordingly, amounts received by the Trust with respect to the Equity Securities will qualify as dividends as defined in Section 316 of the Internal Revenue Code of 1986 (the "CODE"), and (ii) each REIT Share is a share in an entity treated as a real estate investment trust for federal income tax purposes.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing United States Federal income tax law:

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     (i)    The Trust is not an association taxable as a corporation for Federal income tax purposes, but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1 of the Code.

     (ii) Each Unitholder will be considered the owner of a pro rata share of each Security of the Trust in the proportion that the number of Units held by a Unitholder bears to the total number of Units outstanding. Under subpart E, subchapter J of Chapter 1 of the Code, income of the Trust will be treated as income of each Unitholder in the proportion described above; and an item of Trust income will have the same character in the hands of a Unitholder as it would have if the Unitholder directly owned the Trust Assets. Each Unitholder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income would be considered to be received by the Unitholder if the Unitholder directly owned the assets of the Trust.

     (iii) The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Trust Asset (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by the Trust. For Federal income tax purposes, a Unitholder's pro rata portion of distributions received by the Trust from the Equity Securities that constitute "dividends" as defined in Section 316 of the Code, except for properly designated capital gains dividends paid on REIT Shares, is generally taxable as ordinary income to the extent of the corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security, shall be treated as gain from the sale or exchange of property. However, it should be noted that under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "TAX ACT") certain dividends with respect to the Equity Securities may qualify to be taxed at the same new rates that apply to net capital gain, provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009. In limited circumstances, these reduced rates may also apply to some ordinary income dividends on the REIT Shares. Certain distributions on the REIT Shares may qualify as "capital gains dividends," taxable to shareholders (and, accordingly, to Unitholders as owners of a pro rata portion of the REIT Shares) as long-term capital gain, regardless of how long the shareholder has owned such shares. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to shareholders (and accordingly to Unitholders as owners of a pro rata portion of the REIT Shares) on December 31 of the year they are declared, even when paid by the REIT during the following January.

     (iv) Gain or loss will be recognized to a Unitholder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his or her Units, except to the extent an in kind distribution of Trust Assets is received by such Unitholder from the Trust as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his or her Units. Before adjustment, such basis would normally be cost if the Unitholder had acquired his or her Units by purchase. Such basis will be reduced, but not below zero, by the Unitholder's pro rata portion of certain dividends, not including properly designated capital gains dividends paid on REIT Shares, with respect to each Equity Security. However, any loss realized by a Unitholder with respect to the disposition of his or her pro rata portion of the REIT Shares, to the extent such Unitholder has

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owned his or her Units for less than six months or the Trust has held the REIT
Shares for less than six months, will be treated as long-term capital loss to the extent of the Unitholder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to each REIT Share.

     (v) Each Unitholder will have a taxable event when a Trust Asset is disposed of (whether by sale, exchange, liquidation, redemption, payment on maturity or otherwise) or when a Unitholder redeems or sells his or her Units. A Unitholder's tax basis in his or her Units will equal his or her tax basis in his or her pro rata portion of all the assets of the Trust. Such basis is ascertained by apportioning the tax basis for his or her Units (as of the date on which the Units were acquired) ratably, according to their values as of the valuation date nearest the date on which he or she purchased such Units. A Unitholder's basis in his or her Units and of his or her fractional interest in each Trust Asset must be reduced, but not below zero, by the Unitholder's pro rata portion of certain dividends, not including properly designated capital gains dividends paid on REIT Shares, with respect to each Equity Security.

     (vi) Under the Indenture, under certain circumstances, a Unitholder tendering Units for redemption may request an in kind distribution of Trust Assets upon the redemption of Units or upon the termination of the Trust. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trusts Assets. The receipt of an in kind distribution will result in a Unitholder receiving Trust Assets and possibly cash. The potential Federal income tax consequences which may occur under an in kind distribution will depend upon whether or not a Unitholder receives cash in addition to Trust Assets. A Unitholder will not recognize gain or loss if a Unitholder receives only Trust Assets in exchange for his or her pro rata portion in the Trust Assets held by the Trust. However, if a Unitholder also receives cash in exchange for a Trust Asset or a fractional share of a Trust Asset, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such Trust Asset or fractional share of a Trust Asset. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unitholder with respect to each Trust Asset owned by the Trust.

     A domestic corporation owning Units in the Trust may be eligible for the 70% dividends received deduction pursuant to Section 243(a) of the Code with respect to such Unitholder's pro rata portion of certain types of dividends on the Equity Securities received by the Trust (to the extent such dividends are attributable to domestic corporations), subject to the limitations imposed by
Section 246 and 246A of the Code. However, dividends received on the REIT Shares are not eligible for the dividends received deduction. Certain special rules, however, may apply with regard to the preferred stock of a public utility.

     To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

     Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the

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extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

     A Unitholder will recognize taxable gain (or loss) when all or part of his or her pro rata interest in a Trust Asset is disposed of for an amount greater (or less) than his or her tax basis therefor in a taxable transaction, subject to various non recognition provisions of the Code.

     In addition it should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions."

     It should be noted that payments to the Trust of dividends or interest on Trust Assets that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any income withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits.

     A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or United States corporation, partnership, estate or trust) will generally be subject to United States Federal income taxes, including withholding taxes on distributions from the Trust relating to such investor's share of ordinary dividend income paid on Equity Securities and REIT Shares. A Unitholder who is a foreign investor will not be subject to United States Federal income taxes, including withholding taxes on gain from the sale or other disposition of, his or her pro rata interest in any Equity Security, REIT Share or Debt Obligation held by the Trust or the sale of his or her Units provided that all of the following conditions are met:

            (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States;

            (ii) the interest is United States source income (which is the case for most securities issued by United States issuers), the Debt Obligation is issued after July 18, 1984, the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Debt Obligation and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Debt Obligation;

            (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year; and

            (iv) the foreign investor provides all certification which may be required.

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     The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including state or local taxes or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

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     We hereby consent to the filing of this opinion as an exhibit to the
Registration Statement (File No. 333-111238) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.


                                        Very truly yours,

                                        /s/ Chapman and Cutler LLP

                                        CHAPMAN AND CUTLER LLP

EFF/ern